                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)

                              OLD STONE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                 CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK,
                       SERIES B, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                            680293107 (COMMON STOCK)
                            680293305 (PREFERRED STOCK)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             DAVID S. KLAFTER, ESQ.
                       GOTHAM PARTNERS MANAGEMENT CO., LLC
                              110 EAST 42ND STREET
                               NEW YORK, NY 10017
                                 (212) 286-0300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 5, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 29 Pages

CUSIP No. 680293107                    13D                    Page 2 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Manticore Properties, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      1,407,144 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        1,407,144 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,407,144 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.96%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293305                    13D                    Page 3 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Manticore Properties, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                            7    SOLE VOTING POWER
       NUMBER OF                      299,016 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        299,016 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          299,016 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.56%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

                               Page 3 of 31 Pages

CUSIP No. 680293107                    13D                    Page 4 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Manticore Properties II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) / /
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

                               Page 4 of 31 Pages

CUSIP No. 680293305                    13D                    Page 5 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Manticore Properties II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) / /
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

                               Page 5 of 31 Pages

CUSIP No. 680293107                    13D                    Page 6 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Mantpro, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) / /
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

                               Page 6 of 31 Pages

CUSIP No. 680293305                    13D                    Page 7 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Mantpro, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) / /
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293107                    13D                    Page 8 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                            7    SOLE VOTING POWER
       NUMBER OF                      564,338 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       1,407,144 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        564,338 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      1,407,144 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,971,482 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.76%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP No. 680293305                    13D                    Page 9 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                            7    SOLE VOTING POWER
       NUMBER OF                      27,428 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       299,016 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        27,428 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      299,016 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          326,444 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.18%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP No. 680293107                    13D                   Page 10 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Partners III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                            7    SOLE VOTING POWER
       NUMBER OF                      56,278 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       1,407,144  Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        56,278 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      1,407,144 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,463,422 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.64%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP No. 680293305                    13D                   Page 11 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Partners III, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                            7    SOLE VOTING POWER
       NUMBER OF                      3,946 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       299,016 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        3,946 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      299,016 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          302,962 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.94%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP No. 680293107                    13D                   Page 12 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham International Advisors, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      724,661 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        724,661 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          724,661 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.73%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO; IA

CUSIP No. 680293305                    13D                   Page 13 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham International Advisors, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      167,915 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        167,915 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          167,915 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.04%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO; IA

CUSIP No. 680293107                    13D                   Page 14 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Holdings II, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       1,407,144 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      1,407,144 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,407,144 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.96%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293305                    13D                   Page 15 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Holdings II, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       299,016 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      299,016 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          299,016 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          28.56%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293107                    13D                   Page 16 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Holdings III, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      71,625 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        71,625 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          71,625 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.86%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293305                    13D                   Page 17 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Gotham Holdings III, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                            7    SOLE VOTING POWER
       NUMBER OF                      18,184 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       0 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        18,184 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      0 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,184 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.74%

14   TYPE OF REPORTING PERSON (See Instructions)
          OO

CUSIP No. 680293107                    13D                   Page 18 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          William A. Ackman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       2,824,046 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      2,824,046 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,824,046 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.04%

14   TYPE OF REPORTING PERSON (See Instructions)
          IN; HC

CUSIP No. 680293305                    13D                   Page 19 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          William A. Ackman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       516,489 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      516,489 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          516,489 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.33%

14   TYPE OF REPORTING PERSON (See Instructions)
          IN; HC

CUSIP No. 680293107                    13D                   Page 20 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          David P. Berkowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Common Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       2,824,046 Common Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Common Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      2,824,046 Common Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,824,046 Common Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          34.04%

14   TYPE OF REPORTING PERSON (See Instructions)
          IN; HC

CUSIP No. 680293305                    13D                   Page 21 of 29 Pages

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          David P. Berkowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) /X/
          (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
          / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                            7    SOLE VOTING POWER
       NUMBER OF                      0 Preferred Shares
        SHARES
     BENEFICIALLY           8    SHARED VOTING POWER
       OWNED BY                       516,489 Preferred Shares
         EACH
       REPORTING            9    SOLE DISPOSITIVE POWER
        PERSON                        0 Preferred Shares
         WITH
                            10   SHARED DISPOSITIVE POWER
                                      516,489 Preferred Shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          516,489 Preferred Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          49.33%

14   TYPE OF REPORTING PERSON (See Instructions)
          IN; HC

     This Amendment No. 19 amends and restates, (this "Statement") in its entirety, the Statement on Schedule 13D, as previously amended (the "Prior Statement"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), Gotham Partners III, L.P., a New York limited partnership ("Gotham III"), (other than with respect to Gotham II which was dissolved in the interim period since the initial filing of the Prior Statement and the date of this Statement, together the "Funds") and Manticore Properties, LLC, a Delaware limited liability company ("Manticore"), wholly-owned by Gotham, Gotham II, Gotham III and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors"), relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the "Common Shares") and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). This amended and restated Schedule 13D is being filed to (i) add the two ultimate controlling parties as Reporting Persons (defined below), (ii) disclose the tender offer being launched by certain of the Reporting Persons and (iii) update the number of Shares held by the Reporting Persons to reflect (x) purchases of Shares by certain Reporting Persons since Amendment No. 18 of the Prior Statement was filed and (y) the expiration of the time period during which the Reporting Persons had the option to convert Preferred Shares into Common Shares.

     ITEM 1.  SECURITY AND ISSUER.

     The name of the subject company is Old Stone Corporation, a Rhode Island corporation, and the address of its principal executive offices is One Financial Center, 24th Floor, Providence, RI 02903.

     The class of securities to which this Statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Shares"), and the Cumulative Voting Convertible Preferred Stock, Series B par value $1.00 per share (the "Preferred Shares").

     ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f) This Statement is being filed by: (i) Gotham with respect to shares directly owned by it and indirectly owned by it through Manticore, (ii) Gotham III with respect to shares directly owned by it and indirectly owned by it through Manticore, (iii) Gotham Advisors with respect to shares owned by Gotham Partners International, Ltd. ("Gotham International"),
(iv) Gotham Holdings II, L.L.C. ("Holdings II") with respect to shares indirectly owned by it through Manticore, (v) Gotham Holdings III, L.L.C. ("Holdings III") with respect to shares directly owned by it, (vi) Manticore with respect to shares directly owned by it, (vii) Manticore Properties II, L.P. (the "Purchaser") with respect to its intent to acquire shares in a tender offer (the "Tender Offer") for the Common Shares and Preferred Shares as more fully described in the Schedule TO of the Purchaser filed on the date hereof, including any exhibits attached thereto which are incorporated herein by reference (the "Schedule TO"), (viii) Mantpro, LLC ("Mantpro") with respect to shares the Purchaser intends to acquire in the Tender Offer, (ix) Mr. William A. Ackman ("Ackman") with respect to shares indirectly owned by him through each of Mantpro, the Purchaser, Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III, and (x) Mr. David P. Berkowitz ("Berkowitz") with respect to shares indirectly owned by him through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III. The Purchaser, Mantpro, Manticore, Gotham, Gotham III, Gotham Advisors, Holdings II,
Holdings III, Ackman and Berkowitz are together the "Reporting Persons".

     Manticore is wholly-owned by the Funds. The Funds were each formed to engage in the buying and selling of securities for investment for its own account. Each of Gotham Advisors and Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the

                               Page 22 of 29 Pages
investment manager of one or more investment funds or other similar entities, including Gotham International and Holdings II and Holdings III, respectively.

     Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham III. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Ackman. DPB is wholly owned by Berkowitz. Gotham Management is the manager of Holdings II and Holdings III. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the Common Shares and the Preferred Shares held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors and Gotham Management.

     The Purchaser was formed to acquire Common Shares and Preferred Shares in the Tender Offer. Mantpro was formed to act as the general partner of the Purchaser. Ackman is the managing member of Mantpro.

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of each of Mantpro, Karenina and DPB. Except as otherwise noted, the business address of each such person is 110 East 42nd Street, 18th Floor, New York,
New York 10017 and, except as otherwise noted, each such person is a United States citizen. In addition, except as otherwise noted, each director and executive officer of the Funds have been employed in his or her present principal occupation listed below during the last five years.

     William A. Ackman Director, President, Secretary and Treasurer of Karenina Corp. (from October 1993 to present). An employee of Gotham Partners Management Co., LLC for the past 5 years. Managing Member of Gotham Holdings Management LLC since January 2000. Senior Managing Member of Gotham International Advisors, LLC since January 1998. Manager of Manticore since 1997. Manager of Mantpro, LLC since 2003.

     David P. Berkowitz Director, President, Secretary and Treasurer of DPB Corp. (from October 1993 to present). An employee of Gotham Partners Management Co., LLC since March 1993. Managing Member of Gotham Holdings Management Co., LLC since January 2000. Senior managing member of Gotham International Advisors, LLC since January 1998.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     None of the Reporting Persons have acquired any Shares in the sixty days prior to the date of the filing of this Statement on Schedule 13D. All of the funds required for the prior purchases of Shares by any Reporting Person since the date of the filing of Amendment No. 18 to the Prior Statement were obtained from the general funds of Gotham and Gotham III, respectively.

     The general and limited partners of Purchaser have contributed $10,000,000 to Purchaser for the purpose of consummating the Tender Offer. Purchaser is sufficiently capitalized to consummate the Tender Offer and pay for all outstanding Shares at the Offer Price (as defined in the Schedule TO) plus related fees and expenses.

     ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares beneficially owned by them and reported in the Prior Statement for investment purposes to make a speculative investment in the outcome of the Action (as

                               Page 23 of 29 Pages
defined in the Schedule TO) that the Company has instituted against the United States government. The Shares beneficially owned by and as reported in the Statement by each of the Reporting Persons were principally acquired by the Reporting Persons pursuant to a tender offer by Manticore for any and all of the Shares of the Company which expired on December 17, 1997. Since that time, from time to time the Reporting Persons have purchased additional Shares of the Company through open market purchases previously reported on the Prior Statement, and since the date of the filing of Amendment No. 18 to the Prior Statement. In general, the Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze and evaluate the performance of securities owned by them, including the Shares, and the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation on and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

     The purpose of the Tender Offer is to make, through the purchase of Common Shares and Preferred Shares, a speculative investment in the outcome of the Action. The Reporting Persons have no current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, sale or transfer of any material amount of assets of the Company, any change in the board of directors or management of the Company, any material change in the indebtedness, capitalization or dividend policy of the Company, any change in the Company's charter or bylaws, any other material change in the Company's corporate structure or business, any class of security of the Company becoming eligible for termination under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

     The Reporting Persons reserve the right to acquire additional Common Shares and Preferred Shares following the expiration of the Tender Offer through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Tender Offer. The Reporting Persons also reserve the right to make additional offers to purchase any or all of the Common Shares and Preferred Shares or to dispose of any and all Common Shares or Preferred Shares acquired by them. However, to the extent information is available, the Reporting Persons intend to continuously evaluate the Company and its prospects, and reserve the right to change their plans and intentions.

     As in the past, the Reporting Persons may from time to time propose to, or discuss with, the Company various means of enhancing stockholder value, whether through an the institution of a regular dividend, a special dividend, a repurchase of Shares, a restructuring or otherwise. In addition, we may explore from time to time in the future a variety of other alternatives, including, without limitation: (a) the acquisition of additional securities of the Company;
(b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company; (d) a change in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) a material change in the Company's business or corporate structure; (g) subsequent to the consummation of the Tender Offer, making one or more loans to the Company to fund general corporate expenses; or (h) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters.

     The Reporting Persons have no present intention to dispose of any of their Shares. Any alternatives which we may pursue will depend upon a variety of factors, including the number of Shares tendered pursuant to the Tender Offer, the responses of the Company and the stockholders of the Company to the Tender Offer and to any proposals to increase stockholder value which may be made, from time to time, by the Company, the Reporting Persons or others, current and future trading prices for

                               Page 24 of 29 Pages
the Shares, the outcome of the Action and our judgment regarding the financial condition and prospects of the Company and general economic, financial market and industry conditions.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Manticore beneficially owns 1,407,144 Common Shares or 16.96% of the outstanding Common Shares and 299,016 or 28.56% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Manticore.

     Gotham, Ackman, Berkowitz, Gotham III and Holdings II have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

     Gotham beneficially owns an aggregate of 1,971,482 or 23.76% of the outstanding Common Shares, of which (i) 564,338 Common Shares are directly owned by Gotham, and (ii) 1,407,144 Common Shares are indirectly owned by Gotham through Manticore. Gotham beneficially owns an aggregate of 326,444 or 31.18% of the outstanding Preferred Shares, of which (i) 27,428 Preferred Shares are directly owned by Gotham, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham through Manticore. Gotham III beneficially owns an aggregate of 1,463,422 or 17.64% of the outstanding Common Shares, of which (i) 56,278 Common Shares are directly owned by Gotham III, and (ii) 1,407,144 Common Shares are indirectly owned by Gotham III through Manticore. Gotham III beneficially owns an aggregate of 302,962 or 28.94% of the outstanding Preferred Shares, of which
(i) 3,946 Preferred Shares are directly owned by Gotham III, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham III through Manticore.

     Gotham International owns 724,661 Common Shares or 8.73% of the outstanding Common Shares and 167,915 Preferred Shares or 16.04% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

     Holdings II beneficially owns an aggregate of 1,407,144 or 16.96% of the outstanding Common Shares, which are indirectly owned by Holdings II through Manticore. Holdings II beneficially owns an aggregate of 299,016 or 28.56% of the outstanding Preferred Shares, which are indirectly owned by Holdings II through Manticore.

     Holdings III owns 71,625 Common Shares or 0.86% of the outstanding Common Shares and 18,184 Preferred Shares or 1.74% of the outstanding Preferred Shares. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Management.

     The Purchaser, and Mantpro indirectly through the Purchaser, will beneficially own any Common Shares and Preferred Shares acquired in the Tender Offer.

     Ackman beneficially owns an aggregate of 2,824,046 Common Shares or 34.04% of the outstanding Common Shares which are indirectly owned by Ackman through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III. Ackman beneficially owns an aggregate of 516,489 Preferred Shares or 49.33% of the outstanding Preferred Shares which are indirectly owned by Ackman through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III. Ackman will beneficially own, indirectly through Mantpro and the Purchaser any Common Shares and Preferred Shares acquired in the Tender Offer.

                               Page 25 of 29 Pages

     Berkowitz beneficially owns an aggregate of 2,824,046 Common Shares or 34.04% of the outstanding Common Shares which are indirectly owned by Berkowitz through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III. Berkowitz beneficially owns an aggregate of 516,489 Preferred Shares or 49.33% of the outstanding Preferred Shares which are indirectly owned by Berkowitz through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III.

     The number of shares beneficially owned by each of the Reporting Persons, and the percentages of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of July 18, 2002, as reported in the Issuer's Annual Report on Form 10-K for the period ended December 31, 2001.

     (b) Pursuant to the Investment Management Agreement, filed as Exhibit 1 to this Schedule 13D, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c) None of the Reporting Persons has affected any transactions in the securities of the Company during the last sixty days.

     (d) and (e). Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1* Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners II, L.P.

     Exhibit 2   Joint Filing Agreement

----------
* Previously filed.

                               Page 26 of 29 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Restatement is true, complete and correct.

Date: May 5, 2003


                                      MANTICORE PROPERTIES, LLC

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Managing Member

                                      MANTICORE PROPERTIES II, L.P.

                                      By:  Mantpro, LLC
                                           its General Partner

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Managing Member


                                      MANTPRO, LLC

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Managing Member


                                      GOTHAM PARTNERS, L.P.

                                      By:  Section H Partners, L.P.,
                                           its general partner
                                      By:  Karenina Corporation
                                           a general partner of Section H
                                           Partners, L.P.

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: President

                               Page 27 of 29 Pages

                                      GOTHAM PARTNERS III, L.P.

                                      By:  Section H Partners, L.P.,
                                           its general partner

                                      By:  Karenina Corporation
                                           a general partner of Section H
                                           Partners, L.P.

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman

                                      Title: President


                                      GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Senior Managing Member


                                      GOTHAM HOLDINGS II, L.L.C.

                                      By:  Gotham Holdings Management LLC,
                                           the Manager

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Senior Managing Member


                                      GOTHAM HOLDINGS III, L.L.C.

                                      By:  Gotham Holdings Management LLC,
                                           the Manager

                                      By:        /s/ William A. Ackman
                                           -------------------------------------
                                           Name:  William A. Ackman
                                           Title: Senior Managing Member

                                           /s/ William A. Ackman
                                      ------------------------------------------
                                           William A. Ackman

                                           /s/ David P. Berkowitz
                                      ------------------------------------------
                                           David P. Berkowitz

                               Page 28 of 29 Pages

                                  EXHIBIT INDEX

Exhibit No.   Description

Exhibit 1*    Agreement, dated November 14, 1997,
              among Manticore Properties, LLC,
              Gotham Partners, L.P. and
              Gotham Partners II, L.P.

Exhibit 2     Joint Filing Agreement


----------
* Previously filed.

                               Page 29 of 29 Pages